hannover **re**®

Via Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING RECEIVED DEC 20 2002 WASH. D.C. 181 SECTION

SUPPL

02060793

Hannover, 17 December 2002
Corporate Communications / gb

Hannover Rückversicherungs-AG
Rule 12g3 – 2 (b) under the Securities Exchange Act of 1934 – File No. 82-4627

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rück-versicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herwith submits a German and English version, each, of our latest Press Releases: "Moody's Insurance Financial Strength Rating for Hannover Re" and "Hannover Re strengthens equity base".

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Sincerely yours,

Dr. Lutz Köhler

Iris Garbers

dlw 1/8

Enclosures

hannover re®

PRESS RELEASE

Moody's Insurance Financial Strength Rating for Hannover Re

Hannover, 16 December 2002: Rating agency Moody's Investors Service, Inc. announced today that it has put its insurance financial strength rating (A2) for Hannover Re under "review", this does not preclude further downgrading. Moody's has justified this move, inter alia, by suggesting that Hannover Re's capital resources are not adequate in view of its strong premium growth.

As stated by Hannover Re, Moody's relatively poor rating not only diverges significantly from the assessment of the other leading rating agencies, it is also based on an entirely different level of information and degree of insight.

The two leading rating agencies for the worldwide insurance and reinsurance industry, Standard & Poor's and A.M. Best, have each awarded Hannover Re their second-highest rating of AA ("Very Strong") and A+ ("Superior") respectively over a period of more than ten years. Both ratings were recently confirmed.

Throughout all these years, as the company explained, the ratings awarded have been based on detailed information. Hannover Re's Executive Board and its senior management have granted both agencies an in-depth insight into the company's net assets, financial position and results of operation, usually making available information that is normally confidential, such as business plans, strategic objectives and expectations regarding future developments, most notably the exceptionally high quality of the loss reserves and other provisions. This extensive insight, together with publicly available information, has formed the sound basis of Standard & Poor's and A.M. Best's evaluation of Hannover Re's financial strength, profitability and market position.

Some time ago Moody's also began, on an unsolicited basis, to draw up a insurance financial strength rating for Hannover Re. Moody's opinion is based on publicly available information and quantitative assessments. Moody's does not have access to more extensive additional management information. Consequently, the rating is considerably less well-founded than the ratings awarded by Standard & Poor's and A.M. Best.

For further information, please contact Dr. Lutz Köhler (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

...

hannover **rück**

PRESSE INFORMATION

Moody's Rating für die Hannover Rück

Hannover, 16. Dezember 2002: Die Ratingagentur Moody's Investors Service, Inc. hat heute bekannt gegeben, dass sie das „Insurance-Financial-Strength"-Rating („A2") für die Hannover Rück auf „Beobachtung" gesetzt hat, eine weitere Herabstufung sei damit nicht ausgeschlossen. Als Begründung gibt Moody's u. a. an, dass mit Blick auf die starke Prämienentwicklung der Hannover Rück die Kapitalausstattung nicht adäquat sei.

Wie die Hannover Rück in einer Pressemitteilung erklärte, weicht das relativ schwache Rating von Moody's nicht nur wesentlich von der Einschätzung der anderen führenden Ratingagenturen ab, es basiert auch auf einem völlig anderen Informations- und Kenntnisstand.

Die zwei führenden Ratingagenturen für die weltweite Erst- und Rückversicherungswirtschaft, Standard & Poor's und A.M. Best, haben Hannover Rück über einen Zeitraum von mehr als zehn Jahren das jeweils zweithöchste Rating AA ("Very Strong") bzw. A+ ("Superior") zuerkannt. Beide Ratings wurden kürzlich bestätigt.

Diese Ratings haben in all den Jahren auf ausführlichen Informationen basiert, erklärte das Unternehmen. Sowohl Vorstand als auch das erweiterte Management der Hannover Rück haben beiden Agenturen detaillierten Einblick in die Vermögens-, Finanz- und Ertragslage gegeben und dabei üblicherweise auch vertrauliche Informationen zur Verfügung gestellt, wie z. B. Geschäftspläne, strategische Ziele und Erwartungen über zukünftige Entwicklungen, insbesondere über die überdurchschnittlich hohe Qualität der Schaden- und anderer Rückstellungen. Dieser intensive Einblick ist zusammen mit den öffentlich verfügbaren Informationen die fundierte Basis zur Beurteilung der finanziellen Stärke, Profitabilität und Marktposition der Hannover Rück durch Standard & Poor's und A.M. Best gewesen.

Vor einiger Zeit hat auch Moody's begonnen – und zwar unaufgefordert –, ein „Insurance-Financial-Strength"-Rating für die Hannover Rück zu erstellen. Das Urteil von Moody's basiert auf öffentlich verfügbaren Informationen und quantitativen Feststellungen; weitergehende Zusatzinformationen des Managements liegen Moody's nicht vor. Demzufolge ist die Beurteilung weit weniger fundiert als die Ratings durch Standard & Poor's und A.M. Best.

hannover **re**®

PRESS RELEASE

Hannover Re strengthens equity base

Hannover, 17 December 2002: Hannover Re's subsidiary E+S Rück, bearing exclusive responsibility for German business within the Group, yesterday successfully completed the capital increase announced in October.

The capital stock of E+S Rück has been increased from EUR 30 million to EUR 42.6 million through the issue of 22,443 new no-par-value registered shares. Including a share premium of EUR 287.4 million, the total capital increase amounted to EUR 300 million. Hannover Re, as the parent company, currently holds a 56.8 % participation in E+S Rück, while 41.7 % is divided between seven highly reputed German mutual insurers.

Over the past 18 months Hannover Re has already boosted its equity base on several occasions. These measures, in conjunction with the capital increase at E+S Rück, have strengthened the balance sheet of the Hannover Re Group by a total of approximately EUR 1 billion.

Wilhelm Zeller, Chairman of the Executive Board of Hannover Re, explained: "With these capital resources the Hannover Re Group is well equipped to derive maximum benefit from the opportunities offered by the current treaty renewals and participate to the fullest in the strong upturn of the reinsurance markets". Whether or not - and if so to what extent - further capital measures will be needed next year due to the favourable business growth cannot currently be foreseen. However, in November an Extraordinary General Meeting of Hannover Re approved in principle a range of capital market options.

For further information, please contact Dr. Lutz Köhler (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

***Hannover Re,** with gross premiums of approx. EUR 12 bn., is the fifth-largest reinsurer in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re a rating of AA ("Very Strong") and A+ ("Superior"), respectively*

hannover **rück**

PRESSE INFORMATION

Hannover Rück stärkt Kapitalbasis

Hannover, 17. Dezember 2002: Die im Hannover Rück-Konzern exklusiv für das Deutschlandgeschäft zuständige Tochtergesellschaft E+S Rück hat gestern die im Oktober angekündigte Kapitalerhöhung erfolgreich abgeschlossen.

Das Grundkapital der E+S Rück erhöht sich durch Ausgabe von 22.443 neuen, auf den Namen lautenden Stückaktien von bisher 30 Mio. EUR auf 42,6 Mio. EUR. Einschließlich eines Agios von 287,4 Mio. EUR beträgt die Kapitalerhöhung insgesamt 300 Mio. EUR. Die Hannover Rück ist als Muttergesellschaft mit aktuell 56,8 % an der E+S Rück beteiligt, 41,7 % werden von sieben namhaften deutschen Versicherungsvereinen auf Gegenseitigkeit gehalten.

In den letzten 18 Monaten hatte die Hannover Rück ihre Kapitalbasis bereits mehrfach erhöht. Diese Maßnahmen sowie die Kapitalerhöhung der E+S Rück stärken die Bilanz des Hannover Rück-Konzerns insgesamt um annähernd 1 Mrd. EUR.

„Mit dieser Kapitalausstattung ist der Hannover Rück-Konzern für die Chancen der gegenwärtigen Vertragserneuerung gut gerüstet und kann uneingeschränkt am starken Aufschwung der Rückversicherungsmärkte partizipieren," erklärte der Vorstandsvorsitzende der Hannover Rück, Wilhelm Zeller. Inwieweit im nächsten Jahr aufgrund des guten Geschäftsverlaufs weitere Kapitalmaßnahmen notwendig würden, sei heute noch nicht absehbar. Im November hatte eine außerordentliche Hauptversammlung der Hannover Rück eine Reihe von Kapitalmarktoptionen grundsätzlich genehmigt.

Für weitere Informationen wenden Sie sich bitte an Dr. Lutz Köhler (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-Mail: lutz.koehler@hannover-re.com).

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 12 Mrd. EUR die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück ein AA ("Very Strong") bzw. A+ ("Superior") Rating zuerkannt.*